[Modern Woodmen of America Letterhead]

VIA EDGAR TRANSMISSION

April 21, 2014

Min Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 for Modern Woodmen of America Variable Annuity Account (File Nos. 811-10429 and 333-63972)

Dear Mr. Oh:

Modern Woodmen of America (the “Company”), on its own behalf and on behalf of Modern Woodmen of America Variable Annuity Account (the “Separate Account”), provides this letter in response to comments provided by the staff of the U.S. Securities and Exchange Commission (“Commission”) on April 8, 2014, with respect to Post-Effective Amendment No. 16 to the Separate Account’s registration statement.

The Company acknowledges that:

•                  should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (309) 786-6481 or Thomas Bisset at (202) 383-0118.

Sincerely,

/s/ W. Kenny Massey

W. Kenny Massey
President

cc:	Shea Doyle
Thomas E. Bisset